

20008587

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 12769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2019___ AND ENDING ___12/31/2019___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Extension
                                      (No. and Street)

Albany   NY   12205
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Biondo II   518-459-1671
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                    (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(06-02)

Potential persons who are to respond to the collection
of information
contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Joseph Biondo II _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation _____, as of December 31 _____, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

THERESA CROOKS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CR6191817
My Commission Expires 8-25-2020
Saratoga County

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pyramid Funds Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pyramid Funds Corporation (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2009
Abington, Pennsylvania
February 28, 2020

Pyramid Funds Corporation
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	12,197
Receivables:		
Commissions		82,484
Officers		93,652
Securities owned, at value		186,122
Furniture, equipment and leasehold improvements net of accumulated depreciation of $108,502		1,695
Prepaid expenses and other assets		2,826
Total assets	$	378,976

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	41,749
Total liabilities		41,749

Commitments and contingent liabilities

Stockholders' Equity:

Common stock, no par value, authorized - 200 shares, issued and outstanding - 57 shares	5,000
Retained earnings	342,737
Treasury stock, at cost - 53 shares	(10,510)
Total stockholders' equity	337,227
Total liabilities and stockholders' equity	$ 378,976

The accompanying notes are an integral part of this financial statement.

PYRAMID FUNDS CORPORATION
Notes to Financial Statement
December 31, 2019

1. **Organization**

Pyramid Funds Corporation (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company limits its business to the sale of mutual funds and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2019, in the accompanying financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2019, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2016.

Property and Depreciation – Furniture and equipment are depreciated generally using straight-line and accelerated methods over their estimated useful lives.

Fair value measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly

2.   **Summary of Significant Accounting Policies (Continued)**

Fair value measurements – (Continued)

•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common stock and mutual fund securities are valued at the closing price reported on the active market on which the individual securities are traded. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stocks	$ 162,461	$ -	$ -	$ 162,461
Mutual Funds	23,661	-	-	23,661
Total	$ 186,122	$ -	$ -	$ 186,122

The Company did not hold any Level 3 investments during the year ended December 31, 2019. The Company did not hold any derivative instruments at any time during the year ended December 31, 2019. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 28, 2020, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   **Related Party Transactions**

Various amounts have been advanced to/from the Company's offices and affiliates owned by the Company's stockholders. At December 31, 2019 an amount of $93,652 was due from officers and an amount of $0 was due from affiliates.

The Company rents its offices on a month to month basis from an affiliate owned by the stockholders of the Company. Rent totaled $36,000 for the year ended December 31, 2019.

PYRAMID FUNDS CORPORATION
Notes to Financial Statement (Continued)
December 31, 2019

4. **Furniture, equipment and leasehold improvements**

    Furniture, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$	56,510
Equipment		36,173
Leasehold improvements		17,514
		110,197
Less accumulated depreciation		(108,502)
	$	1,695

    Depreciation expense totaled $12,467 for the year ended December 31, 2019.

5. **Computation for Determination of Reserve Requirements**

    The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company maintains a Special Account for the Exclusive Benefit of Customers.

6. **Net Capital Requirements**

    Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the Company had net capital of $135,551 which was $110,551 in excess of its required net capital of $25,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

7. **Employee Benefit Plan**

    The Company sponsors a Simplified Employee Pension Plan (the "Plan") covering substantially all employees of the Company who meet certain age and length of employment requirements. Discretionary contributions are determined annually by the Company. The Company made no contribution to the Plan for the year ended December 31, 2019.